Exhibit 99.2
CHANGE OF CONTROL
OFFER TO PURCHASE
NCL CORPORATION LTD.
Offer to Purchase for Cash Any and All of Its
10 5/8% Senior Notes due 2014 (CUSIP No. 62886HAC5)
     The Offer for the 10 5/8% Senior Notes due 2014 will expire at 12:01 a.m., New York City time, on March 7, 2008, unless extended (such date and time, as the same may be modified, the “Offer Expiration Date”).
          NCL Corporation Ltd., a company established under the laws of Bermuda (the “Company”), hereby offers to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”), any and all of its outstanding $250 million aggregate principal amount of 10 5/8% Senior Notes due 2014 (CUSIP No. 62886HAC5) (the “Notes”), from each registered holder of such Notes (each a “Holder” and, collectively, the “Holders”).
          The Transactions (as defined below) constitute a “change of control” under the indenture dated as of July 15, 2004 between the Company and The Bank of New York Trust Company N.A. (as successor to JPMorgan Chase Bank), as trustee (the “Indenture”) governing the Notes and consequently the Indenture requires the Company to make this Offer. See “Purpose of the Offer.” Pursuant to the terms of the Indenture, the total consideration for each $1,000 principal amount of the Notes validly tendered and not withdrawn shall be 101% of the principal amount of the Notes or $1,010.00 per $1,000 principal amount of Notes (the “Notes Tender Offer Consideration”). Holders whose Notes are accepted for payment in the Offer shall also receive accrued and unpaid interest up to, but not including, the Settlement Date (as defined below).
          The amount of the Notes Tender Offer Consideration is set forth in the Indenture and may be lower than current trading levels. Holders are urged to seek current quotations from their brokers or other advisors prior to deciding whether to participate in the Offer.
          The “Settlement Date” is the date on which the Company pays for all Notes validly tendered and not withdrawn, which will be promptly after the Offer Expiration Date.
          The Company reserves the right to amend this Offer at any time and from time to time, as described in this Offer to Purchase.
          Neither this Offer to Purchase nor any of the other documents related to the Offer have been filed with or reviewed by any federal, state or other securities commission or regulatory authority of any country, nor has any such commission or authority passed upon the accuracy or adequacy of this Offer to Purchase or any of the other documents related to the Offer. Any representation to the contrary is unlawful and may be a criminal offense.
          See “Certain Significant Considerations” and “Certain United States Federal Income Tax Consequences” for discussions of certain factors that should be considered in evaluating the Offer.
February 5, 2008

HOLDERS SHOULD TAKE NOTE OF THE FOLLOWING DATES IN CONNECTION
WITH THE OFFER:

Date	Calendar Date	Event

Commencement Date	February 5, 2008	Commencement of the Offer upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

Offer Expiration Date	12:01 a.m., New York City time, on March 7, 2008, unless such Offer is extended by the Company in its sole discretion.	The last day and time for Holders to tender Notes pursuant to the Offer in order to be eligible to receive the Notes Tender Offer Consideration.

Settlement Date	The Settlement Date is expected to be promptly after the Offer Expiration Date.	Payment of the Notes Tender Offer Consideration and the accrued and unpaid interest to, but not including, the Settlement Date, for all Notes validly tendered, and not validly withdrawn on or prior to the Offer Expiration Date.

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IMPORTANT
          Any Holder desiring to tender Notes should either (i) in the case of a beneficial owner who holds Notes in book-entry form, request such beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction on behalf of such beneficial owner, and to transmit an Agent’s Message in connection with tenders made through ATOP (as defined below) or (ii) in the case of a Holder who holds physical certificates evidencing such Notes, complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have the signature thereon guaranteed (if required by Instruction 1 of the Letter of Transmittal) and send or deliver such manually signed Letter of Transmittal (or a manually signed facsimile thereof), together with certificates evidencing such Notes being tendered and any other required documents to D.F. King, as depositary for the Offer (the “Depositary”), at its address set forth on the back cover of this Offer to Purchase. See “Procedures for Tendering Notes.” Notes may only be tendered in denominations of $1,000 principal amount and integral multiples thereof.
          Participants in The Depository Trust Company (“DTC”) that hold Notes on behalf of beneficial owners of Notes through DTC can tender their Notes through the DTC Automated Tender Offers Program (“ATOP”). To effect such a tender, DTC participants should transmit their acceptance through ATOP and follow the procedure for book-entry transfer set forth in “Procedures for Tendering Notes—Book-Entry Delivery Procedures.” A beneficial owner of Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the Notes on the beneficial owner’s behalf should such beneficial owner wish to participate in the Offer. See “Procedures for Tendering—Tender of Notes Held Through a Custodian.”
          Tenders of Notes not previously accepted for payment may be withdrawn at any time on or prior to the Offer Expiration Date. For a withdrawal of a tendered Note to be valid, such withdrawal must comply with the procedures set forth in “Withdrawal of Tenders.” If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional Offer materials and extend the Offer to the extent required by law. In addition, subject to applicable law, the Company may, if it deems appropriate, extend or amend the Offer for any other reason.
          Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase Notes validly tendered and not withdrawn on or prior to the Offer Expiration Date pursuant to the Offer.
          Tendering Holders will not be obligated to pay brokerage fees or commissions or the fees and expenses of the Depositary or the Information Agent, each as defined herein, in connection with the Offer. See “The Depositary and the Information Agent.” Questions and requests for assistance may be directed to D. F. King, the Information Agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, and any other related materials may be obtained from the Information Agent. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Notes with questions and requests for assistance.
          This Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or “blue sky” laws. The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained in this Offer to Purchase is correct as of any time subsequent to the date of this Offer to Purchase or that there has been no change in the information set forth in this Offer to Purchase or in any attachments hereto or in the affairs of the Company or any of its subsidiaries or affiliates since the date of this Offer to Purchase.
          None of the Company, the Depositary, the Information Agent or the Trustee makes any recommendation as to whether Holders should tender Notes pursuant to the Offer.
          This Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

          No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase and, if given or made, such information or representation may not be relied upon as having been authorized by the Company, the Depositary or the Information Agent.
          Certain of the statements in this Offer to Purchase and the documents incorporated by reference in this Offer to Purchase, including, without limitation, statements regarding future transactions, constitute forward-looking statements which involve certain risks. For information on these and other risks, please see “Forward-looking Statements” and “Certain Significant Considerations” below and the Company’s reports and other documents filed with the Securities and Exchange Commission (the “Commission”) and incorporated by reference in this Offer to Purchase, as described below.
AVAILABLE INFORMATION
          The Company files and furnishes reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Commission located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material may be obtained by mail, upon payment of the Commission’s prescribed rates, by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be obtained from the website that the Commission maintains at http://www.sec.gov and on the Company’s website at http://www.ncl.com. Information contained on our website is not incorporated by reference into this or any other report filed with or furnished to the Commission.
INCORPORATION OF DOCUMENTS BY REFERENCE
          The following documents filed with or furnished to the Commission are incorporated herein by reference and shall be deemed to be a part hereof:
•	the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006; and

•	the Company’s Current Reports on Form 6-K furnished on May 15, 2007, August 20, 2007, August 22, 2007, September 28, 2007, November 20, 2007, November 21, 2007, December 3, 2007 and January 8, 2008.
          All reports on Form 6-K furnished by the Company with the Commission after the date of this Offer to Purchase and on or prior to the earlier of the Offer Expiration Date or termination of the Offer shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently furnished document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.
          The Company will provide without charge to each person to whom this Offer to Purchase is delivered, upon the written request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents which are not specifically incorporated by reference herein. Requests should be directed to the Information Agent at its address set forth on the back cover page of this Offer to Purchase. The information relating to the Company contained in this Offer to Purchase does not purport to be complete and should be read together with the information contained in the incorporated documents.

FORWARD-LOOKING STATEMENTS
          This Offer to Purchase, including any documents incorporated herein by reference, contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Many, but not all, of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future,” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:
•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	introduction of competing itineraries and other products by other companies;

•	changes in general economic, business and geo-political conditions;

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide;

•	costs of new initiatives, including those involving our inter-island Hawaii cruise operations;

•	changes in interest rates, fuel costs, or foreign currency rates;

•	delivery schedules of new ships;

•	risks associated with operating internationally;

•	impact of the spread of contagious diseases;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

•	changes in other operating costs such as crew, insurance and security costs;

•	continued availability of attractive port destinations;

•	the impact of pending or threatened litigation;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	emergency ship repairs;

•	disruptions to our software and other information technology systems;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	weather and natural disasters.
          The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
          Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this Offer to Purchase or, as applicable, the date of the document incorporated herein by reference. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein, or in any document incorporated herein by reference, to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances or as a result of new information, future events or otherwise on which any such statement was based.
THE TRANSACTIONS
          On January 7, 2008, Apollo Management, L.P., through its affiliates NCL Investment Ltd. and NCL Investment II Ltd. (together the “Investors”), became the owners of 50% of the outstanding ordinary share capital of the Company through an equity investment of $1 billion made pursuant to a subscription agreement (the “Subscription Agreement”) dated August 17, 2007 by and among the Company, Star Cruises Limited (“Star”) and NCL Investment Ltd., and an assignment agreement, dated January 7, 2008, by and among the Investors, the Company and Star (this investment, together with the related shareholder arrangements discussed below and the agreements relating to the treatment of the NCL America Holdings, Inc. (“NCLA”) business of the Company described below (the “NCLA Business”), are collectively referred to as the “Transactions”). As a result of the Investors’ equity investment, the Investor will own 50% of the outstanding ordinary share capital of the Company with Star owning the remaining 50%. The net proceeds of the equity investment (approximately $949 million) are being used to repay existing indebtedness of the Company and will be available for general corporate purposes, including to fund a continuation of its new ship building program.
          The NCLA Business has been experiencing continuing losses. The Company has announced two initiatives to improve its financial performance. One of these measures — a legislative reform of the manning requirements on U.S. cruise ships — is intended to reduce turnover and payroll costs. This initiative began to take effect in June 2007. The other initiative, a reduction in NCLA’s deployed capacity in Hawaii from three ships to two, is intended to mitigate pricing pressure being experienced in the Hawaii market. This initiative will not take effect until February 2008. There can be no assurance that these initiatives will succeed in improving the Company’s financial performance as intended.
          In connection with the Transactions, the Company entered into a reimbursement and distribution agreement and a shareholders’ agreement, each of which are described below.

          The Reimbursement and Distribution Agreement
          On August 17, 2007 Star, NCL Investment Ltd. and the Company entered into a reimbursement and distribution agreement (the “Reimbursement and Distribution Agreement”). The Reimbursement and Distribution Agreement became effective on January 7, 2008.
          Purpose
          The purpose of the Reimbursement and Distribution Agreement is to set out the arrangements between the parties in relation to the NCLA Business. Certain of the obligations of the parties under the Reimbursement and Distribution Agreement are intended to provide for a reasonable period of time after January 7, 2008 for the impact of certain operational and structural changes implemented in the NCLA Business to be reflected in the financial performance of the NCLA Business, after which a decision can be made as to whether the Company should continue or discontinue the NCLA Business. Star has committed to provide certain financial support (as described below) to the NCLA Business during this period in order to secure the Investors’ agreement to provide more time for the parties to the agreement to assess the commercial viability of continuing the NCLA Business. As Star has agreed under this agreement to subsidize certain NCLA cash losses, NCL Investment Ltd. has agreed to jointly evaluate with Star the business operations of NCLA before making a decision as to whether or not to continue the NCLA Business. The maximum amount of the NCLA cash losses reimbursable by Star, together with Post-Termination Expenses and Early Redeployment Expenses (each as defined below), will not exceed $50 million (the “Cash Losses Cap”).
          The above-mentioned decision to continue or to discontinue the NCLA Business will also result in the consequential retention of certain assets under the NCLA Business by the Company, the distribution of certain assets under the NCLA Business to Star and further payments and/or reimbursements to be made between the parties to the agreement (including additional payments to Star in relation to the vessel the Pride of Aloha and certain of its assets (the “Aloha Assets”) and the vessel the Pride of America and certain of its assets (the “America Assets”) as described below). The deferred payment in relation to the Aloha Assets and the America Assets is required as the value of the Company for the purposes of the share subscription under the Subscription Agreement has excluded the value of the NCLA Business (including the vessels, namely, the Pride of America and the Pride of Aloha), although these vessels will remain under the legal ownership of the Company immediately after completion of the Share Subscription.
          Pursuant to the Reimbursement and Distribution Agreement, except as otherwise mutually agreed by Star and the Company as described below, Star and NCL Investment Ltd. will procure that the Company (a) will, and will cause the NCLA Group to, continue to conduct the NCLA Business in its usual manner and (b) will, and will cause its subsidiaries (other than the NCLA Group) to, continue to provide certain operation and management services to the NCLA Group in a manner consistent with past practice, from January 7, 2008 until 90 days after Star has given notice that it is terminating the NCLA undertakings (the “NCLA Undertakings”).
          At any time after January 7, 2008, Star may give notice to the other parties to the agreement to terminate the NCLA Undertakings. Upon receipt of such notice, the parties shall choose, within 30 days from the receipt of such notice, to either continue or terminate the operations of the NCLA Business. The Company may give notice to terminate the NCLA Business during any time within the aforesaid 30 days. In addition, for so long as Star has not given notice to the other parties to the agreement to terminate the NCLA Undertakings, the Company may, on the earlier of December 1, 2008 or the date on which the aggregate amount of NCLA Cash Losses actually accrued equals or exceeds $37.5 million, give notice to Star that it is terminating the NCLA Undertakings. Thereafter, the parties to the agreement shall undertake procedures to shut down the NCLA Business, liquidate NCLA and effect certain payments and the distribution to Star as described below. Star will publish an announcement in the event that a decision is made whether to continue or terminate the NCLA Business, and in any event, no later than December 31, 2008.
          Continuation of the NCLA Business
          If Star and the Company mutually agree that the Company will continue the operations of the NCLA Business (the date of such agreement being the “NCLA Continuation Valuation Date”) within 30 days after Star has given notice to the other parties to the agreement to terminate the NCLA Undertakings:

          (a) the Company shall, and shall cause its subsidiaries (other than the NCLA Group) to, continue to provide the operation and management services to the NCLA Group as mentioned above until the NCLA Continuation Valuation Date;
          (b) Star shall reimburse the Company for any NCLA Cash Losses up to the Cash Losses Cap incurred from January 7, 2008 until the earlier of (i) the NCLA Continuation Valuation Date and (ii) the date on which Star gives notice to the other parties to the agreement to terminate the NCLA Undertakings (if Star unconditionally agrees to continue the operations of the NCLA Business in such notice); and
          (c) the Company shall make a cash payment to Star in the amount of $800 million less (a) the accumulated book depreciation with respect to the Pride of America and the Pride of Aloha from April 1, 2007 to the NCLA Continuation Valuation Date and (b) an amount of $251 million which represents the allocated indebtedness in respect of the Pride of America.
          The Company will use reasonable best efforts to fund any payments to Star under the Reimbursement and Distribution Agreement by either the use of funds generated internally by the Company or generated from the incurrence of additional indebtedness from existing or new debt facilities. In the event that the Company is unable to fund payments in such a manner, Star and NCL Investment Ltd. acknowledge and agree that such funds shall be generated by the net proceeds of a primary offering of additional ordinary shares to the existing shareholders of the Company. In the event that Star and the Company have agreed to a continuation of the NCLA Business, NCL Investment Ltd. and Star agree that they will each make an incremental equity contribution to the Company in the amount of $170 million less one-half of the accumulated book depreciation of the Pride of Aloha from April 1, 2007 to the NCLA Continuation Valuation Date for the purpose of partially funding the payment to Star in exchange for newly-issued ordinary shares.
          Termination of the NCLA Business
          If Star and the Company do not agree to continue the operations of the NCLA Business within 30 days after Star has given notice to the other parties to the agreement to terminate the NCLA Undertakings or if the Company gives notice to Star to terminate the operations of the NCLA Business:
          (a) the Company shall, and shall cause its subsidiaries (other than the NCLA Group) to, continue to provide the operation and management services to the NCLA Group as mentioned above until 90 days after Star or the Company has given notice that it is terminating the NCLA Business (the “NCLA Valuation Date”);
          (b) the parties to the agreement shall take all necessary steps to shut down the NCLA Business by the NCLA Valuation Date and Star shall reimburse the Company for (i) any costs in connection with such shut down incurred before or after the NCLA Valuation Date up to $35 million, (ii) any NCLA cash losses incurred from January 7, 2008 until the NCLA Valuation Date and (iii) the aggregate of all (a) costs and expenses with respect to the operations of the NCLA Business that are incurred by the Company after the NCLA Valuation Date through December 31, 2008 and (b) costs and expenses that would have been allocated and attributable to the Pride of Aloha had the vessel remained in service as part of the NCLA fleet until December 31, 2008 (the “Post-Termination Expenses”) and Early Redeployment Expenses (as detailed below), provided that the aggregate amount payable by Star for any NCLA Cash Losses (as defined below), Post-Termination Expenses and Early Redeployment Expenses shall not exceed the Cash Losses Cap. Given that for the purposes of the Share Subscription, the value of the NCLA Business (including the vessels, namely, the Pride of America and the Pride of Aloha) has been excluded, any decision to sell or otherwise dispose of any of the assets of the NCLA Business (other than the Aloha Assets and the America Assets) shall be determined solely by Star. The net proceeds of such sales or disposals will be used to reduce the costs reimbursable to the Company by Star in connection with any shut down of the NCLA Business. “NCLA Cash Losses” means the amount, if negative, of (i) the EBITDA of NCLA, less (ii) any capital expenditures of NCLA, and less (iii) any interest paid or accrued on certain indebtedness which is allocable to NCLA, in each case in respect of the period beginning on January 7, 2008 and ending on the NCLA Valuation Date;
          (c) the Company shall make a cash payment to Star in the amount of $460 million less (i) the accumulated book depreciation with respect to the Pride of America from April 1, 2007 to the NCLA Valuation Date and (ii) an amount of $251 million which represents the allocated indebtedness in respect of the Pride of America; and

          (d) the Aloha Assets (free of encumbrances) shall be distributed to Star (or one of its subsidiaries) through an agreed upon liquidation process with respect to NCLA and its subsidiaries.
          Early Redeployment
          In the event that the Pride of America has been redeployed into the fleet of the Company prior to September 1, 2008 following the termination of the operations of the NCLA Business, as described above, Star will reimburse the Company for any NCLA Cash Losses attributable to the Pride of America incurred by the Company during the period beginning on the date of such early redeployment and ending on September 1, 2008 (the “Early Redeployment Expenses”), provided that the aggregate maximum amount payable by Star for such payment, together with any NCLA Cash Losses, Post-Termination Expenses and Early Redeployment Expenses, shall not exceed the Cash Losses Cap.
          Timeframe to decide whether to continue or terminate the NCLA Business
          The parties to the agreement have to determine whether to continue or terminate the operations of the NCLA Business by December 31, 2008, whether it is triggered by a notice served by Star or by the Company as described above. If no notice has been filed by either Star or the Company in respect of the termination of the NCLA Undertakings as described above by December 31, 2008, the parties to the agreement would be treated as though they had mutually agreed to continue the operations of the NCLA Business and the relevant payments and procedures which follow on from such continuation agreement shall be undertaken by the parties to the agreement accordingly.
          The Shareholders’ Agreement
          On August 17, 2007 the Company, NCL Investment Ltd. and Star entered into a shareholders’ agreement (the “Shareholders’ Agreement”) to regulate the affairs relating to the management of the Company and the rights and obligations of the Investors and Star as shareholders of the Company. The Shareholders’ Agreement became effective on January 7, 2008. On January 7, 2008, NCL Investment II Ltd. became a party to the Shareholders’ Agreement through a joinder agreement by and among it, the Company, NCL Investment Ltd. and Star.
          The Investors and Star are entitled to appoint three and two members to the board of directors of the Company, respectively. Subject to Star’s consent rights as described below, the Company also has the right to vote the shares of the Company held by Star. In the event that the ratio of the Investor Group’s aggregate holding of equity securities in the Company to the Star Group’s holding of equity securities in the Company falls below 0.6, the Investors will cease to have the right to appoint a majority of the members of the board of directors of the Company and vote Star’s shares in the Company on behalf of Star, in which event the directors of the Company will be appointed by the majority vote of the then shareholders and Star will be free to vote its shares in the Company without restriction. The “Investor Group” is composed of the Investors and their permitted transferees who hold equity securities in the Company. The “Star Group” is composed of Star and its permitted transferees who hold equity securities in the Company.
          Consent rights of Star
          So long as the ratio of the Star Group’s holding of equity securities in the Company to the Investor Group’s aggregate holding of equity securities in the Company is at least 0.6, certain reserved matters may not be carried out by the Company without the prior consent of Star, which include the following:
•	any acquisitions or divestitures with the aggregate consideration paid or received exceeding $200 million;

•	the primary issuance by the Company of equity securities in a public offering (other than in the case of the initial public offering of primary ordinary shares, if the number of ordinary shares proposed to be issued in the initial public offering does not exceed 20% of the ordinary shares that would be outstanding after giving effect to the initial public offering);

•	the issuance by the Company of equity securities in a private offering to third parties (other than if the issuance does not exceed $200 million or if the issuance is to NCL Investment Ltd. or Star pursuant to the terms of the Reimbursement and Distribution Agreement);

•	any capital expenditures with the aggregate amount exceeding $20 million;

•	issuing, authorizing or amending any equity compensation plans;

•	entering into any contract or agreement with any officer, director, shareholder, affiliate or employee of the either of the Investors (with certain limited exceptions);

•	the sale of the Company (other than any sale effected in accordance with the Shareholders’ Agreement);

•	declaring or paying any non-pro rata dividends or distributions;

•	hiring a new chief executive officer, such consent not to be unreasonably withheld;

•	changing independent accountants; and

•	any changes in the memorandum of association or bye-laws of the Company.
          Preemptive rights over new shares of the Company
          Each shareholder of the Company shall have the right to participate on a pro rata basis in any issue of new shares of the Company (other than pursuant to equity compensation schemes, any debt financing approved by the Investors and Star, any pro rata dividend, share split, recapitalization or other subdivision of securities, any acquisition of another company approved by the Investors and Star, pursuant to a public offering or in connection with the satisfaction of any of Star’s indemnity obligations under the Subscription Agreement) for a period of 60 days from the date on which the Company delivers a notice of such new issue to its shareholders.
          Share Registration Rights
          At any time after 24 months from January 7, 2008, each of the Investors and Star will have the right to make written requests to the Company to register and thereby transfer all or a portion of its equity securities in the Company through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) the Company reasonably expects to qualify for the exemption from US federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on the New York Stock Exchange, Nasdaq or the London Stock Exchange (a “Qualified Public Offering”).
          Right of First Offer
          Unless a Qualified Public Offering has occurred whereby the Investors sell any of their shares in the Company or any initial public offering by the Company of primary ordinary shares of the Company has occurred to which Star has not given its prior written consent, at any time after 54 months from January 7, 2008, the Investors shall be entitled to sell all, but not less than all, of its equity securities in the Company to a third party in cash, provided that the Investors shall first offer Star the right to acquire (or cause one or more of its designees to acquire) such equity securities on such terms and conditions as may be specified by the Investors (the “Right of First Offer”). The Right of First Offer is exercisable by Star within 120 days of receiving a relevant transfer notice from the Investors.
          Drag Along Right
          If Star decides not to exercise the Right of First Offer, Star will be required to provide a refusal notice to the Investors or will be deemed to have provided such refusal notice as a result of not having served any notice to the Investors within the 120 day period after receiving the notice of the offer from the Investors. Following the receipt (or deemed receipt) of the refusal notice from Star, the Investors shall be entitled to a further 120 days to enter into a definitive agreement with any person or person to sell all, but not less than all, of their equity securities in the Company to such person or persons for cash provided that the implied equity value to be paid for the Company shall be greater than that proposed under the Right of First Offer. In addition, if the Investors receive (or have been deemed to have received) the refusal notice from Star, the Investors shall also be entitled, within 120 days thereafter, to require Star to sell all, but not less than all, of its equity securities in the Company to a third party, provided that (i) the terms and conditions of such sale shall be no less favorable than those offered to the Investors and (ii) the implied equity value to be paid for the Company shall be greater than that proposed under the Right of First Offer.

          Tag Along Right
          If Star decides not to exercise the Right of First Offer in a proposed transfer by the Investors and the Investors do not exercise their drag along rights as stated above, Star will have a tag along right to sell up to all of its equity securities in the Company to the proposed buyer on the same terms and conditions on which the Investors’ shares are being sold. Such tag along right shall be exercisable by the Company within 60 days of receiving a relevant transfer notice from the Investor. The tag along right will be on a basis according to the proportionate interests of the shareholders of the Company.
          Neither the Investors nor Star may transfer their shares in the Company without the consent of the other party or parties, other than pursuant to the provisions described above.
          Affiliate Ownership of Notes
          Affiliates of Apollo Management, L.P. are currently Holders of approximately $30 million of Notes.
          Ratings
          As a result of the Transactions, the ratings of the Company and the Notes have been downgraded. In December 2007, Standard & Poor’s Rating Services lowered the long-term corporate credit rating of the Company to “B” from “BB-” and the foreign currency rating of the Notes to “CCC+” from “B”. In January 2008, Moody’s Investors Services downgraded the corporate family rating of the Company to “B2” from “B1” and confirmed the “B3” rating of the Notes.
          TPG Investment
          On January 8, 2008, TPG Viking I, L.P., TPG Viking II, L.P., and TPG Viking AIV III, L.P. (collectively “TPG”), acquired, in the aggregate, 12.5% of the outstanding ordinary share capital of the Company from the Investors for $250 million (the “TPG Investment”) pursuant to a Master Agreement. However, each TPG affiliate purchasing ordinary shares is considered a member of the Investor Group (as defined in the Shareholders’ Agreement), and all ordinary shares purchased by TPG are deemed owned by the Investor Group for all purposes under the Shareholders’ Agreement. In connection with the TPG Investment, TPG signed a joinder to the Shareholders’ Agreement pursuant to which, among other things, TPG agreed that, subject to certain specified limitations, the Investors shall have the right to vote the ordinary shares held by TPG and consent to proposed dispositions of their ordinary shares.

SUMMARY
          The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined in this summary have the meanings assigned to them elsewhere in this Offer to Purchase.

Company	NCL Corporation Ltd., a company established under the laws of Bermuda.

Notes	The Offer is being made with respect to the Company’s 10 5/8% Senior Notes due 2014 (CUSIP No. 62886HAC5).

Offer	Upon the terms and subject to the conditions described in this Offer to Purchase, the Company is offering to purchase for cash any and all of the outstanding Notes. See “Terms of the Offer.”

Notes Tender Offer Consideration	The Notes Tender Offer Consideration offered hereby for each $1,000 principal amount of Notes validly tendered and not withdrawn and accepted for payment in the Offer is $1,010.00.

Accrued and Unpaid Interest	In addition to the Notes Tender Offer Consideration, Holders whose Notes are validly tendered and not withdrawn and are accepted for payment in the Offer shall receive accrued and unpaid interest in respect of such purchased Notes from the last interest payment date to, but not including, the Settlement Date.

Offer Expiration Date	The Offer will expire at 12:01 a.m., New York City time, on March 7, 2008, unless extended. See “Terms of the Offer.”

Settlement Date	The Settlement Date in respect of any Notes that are validly tendered and accepted for payment on or prior to the Offer Expiration Date is expected to promptly after the Offer Expiration Date. See “Acceptance for Payment and Payment for Notes.”

Purpose of the Offer	The Transactions constitute a “change of control” under the Indenture and consequently the Indenture requires the Company to make this Offer. The Offer is being made in satisfaction of Section 3.9 of the Indenture.

Acceptance for Payment and Payment for Notes	Under the terms of the Offer and upon satisfaction or waiver of the conditions thereto, the Company will accept for payment and purchase Notes validly tendered and not withdrawn on or prior to the Offer Expiration Date. For such Notes, payment of the Notes Tender Offer Consideration and the accrued and unpaid interest to, but not including, the Settlement Date, will occur on the Settlement Date. See “Acceptance for Payment and Payment for Notes.”

Withdrawal of Tenders	Tenders of Notes not previously accepted for payment may be withdrawn at any time on or prior to the Offer Expiration Date by following the procedures described under “Withdrawal of Tenders.”

Source of Funds	The Company expects payments for the purchase of the Notes pursuant to the Offer to be funded by a combination of available cash on hand together with funds available under its revolving credit facilities. See “Source and Amount of Funds.”

Certain United States Tax Considerations	Holders of Notes should consider certain U.S. federal income tax consequences of the Offer. See “Certain United States Federal Income Tax Consequences.”

The Depositary and Information Agent	D. F. King.

Additional Documentation; Further Information; Assistance	Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of the Indenture may also be directed to the Information Agent. Beneficial owners may also contact their custodians for assistance concerning the Offer.

          This Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.
TERMS OF THE OFFER
          General. The Company hereby offers, to purchase for cash any and all outstanding Notes, upon the terms and subject to the conditions set forth in this Offer to Purchase. The Notes Tender Offer Consideration offered hereby for each $1,000 principal amount of Notes validly tendered and not withdrawn pursuant to the Offer is $1,010.00. In each case, Holders whose Notes are accepted for payment in the Offer shall also receive accrued and unpaid interest in respect of such purchased Notes to, but not including, the Settlement Date.
          For Notes that have been validly tendered and not withdrawn on or prior to the Offer Expiration Date and that are accepted for payment, payment of the Notes Tender Offer Consideration and the accrued and unpaid interest from the last interest payment date prior to the Settlement Date to, but not including, the Settlement Date, will occur on the Settlement Date. The Settlement Date is expected to be promptly after the Offer Expiration Date. See “Acceptance for Payment and Payment for Notes.”
          The Offer is being made in satisfaction of the Company’s obligations under Section 3.9 of the Indenture.
          The Offer Expiration Date will be 12:01 a.m., New York City time, on March 7, 2008, unless modified.
          All Notes validly tendered in accordance with the procedures set forth under “Procedures for Tendering Notes,” and not withdrawn in accordance with the procedures set forth under “Withdrawal of Tenders,” on or prior to the Offer Expiration Date will, upon the terms and subject to the conditions hereof, be accepted for payment by the Company, and payments will be made therefor on the Settlement Date.
          Subject to applicable law and the terms and conditions set forth in this Offer to Purchase, the Company reserves the right (i) to waive any and all conditions to the Offer, (ii) to extend the Offer or (iii) to otherwise amend the Offer in any respect. Any extension or amendment will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Date. Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or BusinessWire or another similar service.
          If the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will disseminate additional offering materials and extend the Offer to the extent required by law. See “Withdrawal of Tenders.”
PURPOSE OF THE OFFER
          The Offer is being made pursuant to the Indenture which provides that following a change of control each Holder of Notes will have the right to require the Company to repurchase the Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest to the date of purchase.
          Whether or not the Offer is consummated, the Company and its respective subsidiaries or affiliates may from time to time acquire Notes other than pursuant to the Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers, an optional redemption transaction or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the prices to be paid pursuant to the Offer and could be for cash or other consideration.
SOURCE AND AMOUNT OF FUNDS
          Assuming 100% of the outstanding principal amount of the Notes is tendered and accepted for payment, 252,500,000 would be required to pay the Notes Tender Offer Consideration in connection with the Offer together with accrued and unpaid interest on the Notes to, but not including, the Settlement Date. We intend to use a combination of available cash on hand together with funds available under our revolving credit facilities to finance the repurchase of the Notes.

CERTAIN INFORMATION CONCERNING THE COMPANY
          References in this Offer to Purchase to “NCL,” the “Company,” “we,” “us,” and “our” refer to NCL Corporation Ltd. and its subsidiaries. NCL Corporation Ltd. was incorporated in Bermuda in 2003 and is headquartered in Miami, Florida with a current fleet of 15 ships in service, under construction and on firm order, which represents approximately 10% of the overall cruise capacity in North America in terms of berths. We are in the midst of a fleet renewal program which, by the end of 2010, will add two new ships to our fleet with approximately 8,400 berths. During the same period, certain ships which we currently charter from Star will be withdrawn from our fleet. We offer a wide variety of itineraries focused on North America, including year-round cruises from New York, the only seven-day inter-island itineraries in Hawaii and a variety of itineraries in Alaska. We also offer numerous mainstream itineraries in the Caribbean, Europe and South America and have the largest cruise operation in Antarctica. We operate under three brands: Norwegian Cruise Line, NCL America (under which we offer our unique Hawaii cruises) and Orient Lines. In March 2008, the charter agreement for Marco Polo will expire and we will no longer operate under the Orient Lines’ brand name.
CERTAIN SIGNIFICANT CONSIDERATIONS
          The following considerations, in addition to the other information described elsewhere in this Offer to Purchase, should be carefully considered by each Holder before deciding whether to participate in the Offer.
          Transactions. As a result of the Transactions, the financial profile of the Company has changed significantly with an additional $1 billion in equity having been contributed by affiliates of Apollo Management, L.P. and the repayment of approximately $949 million of existing liabilities and indebtedness of the Company. Historical financial information for the Company is contained in its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and in our subsequent reports on Form 6-K containing financial information for subsequent fiscal quarters. As of September 30, 2007, on a pro forma basis giving effect to such equity investment and repayment of such existing liabilities and indebtedness as if they had occurred as of such date, the Company would have had $1,688.8 million of outstanding indebtedness. For the nine months ended September 30, 2007, on a pro forma basis giving effect to such equity investment and repayment of such existing liabilities and indebtedness as if they had occurred as of January 1, 2007, the Company would have had interest expense of approximately $81.0 million. As described herein, the continuation of the NCLA Business after the consummation of the Transactions is uncertain and the NCLA Business may be continued or terminated by the Company pursuant to the Reimbursement and Distribution Agreement. See “The Transactions—Reimbursement and Distribution Agreement.”
          Ratings Downgrade. As a result of the Transactions, the ratings of the Company and the Notes have been downgraded or are under review to be downgraded. In December 2007, Standard & Poor’s Rating Services lowered the long-term corporate credit rating of the Company to “B” from “BB-” and the foreign currency rating of the Notes to “CCC+” from “B”. In January 2008, Moody’s Investors Services downgraded the corporate family rating of the Company to “B2” from “B1” and confirmed the “B3” rating of the Notes.
          No Assurance that Notes Tender Offer Consideration is at or above Market. The amount of the Notes Tender Offer Consideration is set forth in the Indenture and there is no assurance that it is at or above the market price for the Notes. Holders are urged to seek current quotations from their brokers or other advisors prior to deciding whether to participate in the Offer.
          Limited Trading Market. The Notes are not listed on any national or regional securities exchange. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to contact their brokers with respect to current information regarding the Notes. To the extent that Notes are tendered and accepted in the Offer, any existing trading market for the remaining Notes may become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. The reduced float may also make the trading price of the Notes that are not tendered and accepted for payment more volatile. Consequently, the liquidity, market value and price volatility of Notes that remain outstanding may be adversely affected. Holders of unpurchased Notes may attempt to obtain quotations for the Notes from their brokers; however, there can be no assurance that any trading market will exist for the Notes following consummation of the Offer. The existence or extent of the public market for the Notes following consummation of the Offer will depend upon the number of Holders remaining at such time, the interest in maintaining a market in such Notes on the part of securities firms and other factors. In addition, affiliates of Apollo Management, L.P. are currently Holders of approximately $30 million of Notes and have informed the Company that they expect to tender such Notes pursuant to the Offer.

          No Assurance of Subsequent Repurchase. Following the expiration of the Offer, there can be no assurance that the Company or its affiliates will make any subsequent offers to purchase any unpurchased Notes through tender offers, exchange offers, optional redemption or otherwise prior to the maturity of the Notes.
          Subsequent Repurchase of Notes; Redemption. Following the expiration of the Offer, the Company or its affiliates may from time to time acquire Notes other than pursuant to the Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers, optional redemption or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the prices to be paid pursuant to the Offer and could be for cash or other consideration.
ACCEPTANCE FOR PAYMENT AND PAYMENT FOR NOTES
          Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase, by accepting for payment, and will pay for, all Notes validly tendered and not withdrawn (or previously accepted and paid for) pursuant to the Offer on or prior to the Offer Expiration Date.
          Payment of the Notes Tender Offer Consideration, together with any accrued and unpaid interest from the interest payment date prior to the Settlement Date up to, but not including, the Settlement Date, for Notes validly tendered and accepted for payment is expected to be made promptly following the acceptance of the Notes by the Company pursuant to the Offer. The Depositary will act as agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders. Under no circumstances will interest on the Notes Tender Offer Consideration be paid by the Company by reason of any delay on behalf of the Depositary in making such payment.
          For Notes that have been validly tendered and not withdrawn on or prior to the Offer Expiration Date and that are accepted for payment, payment of the Notes Tender Offer Consideration and the accrued and unpaid interest from the interest payment date prior to the Settlement Date to, but not including, the Settlement Date, will occur on the Settlement Date.
          The Settlement Date is expected to be promptly after the Offer Expiration Date, unless extended by the Company.
          The Company expressly reserves the right, in its sole discretion and subject to Rule 14e-l(c) under the Securities Exchange Act 1934, as amended (the “Exchange Act”), to delay acceptance for payment of, or payment for, Notes in order to comply, in whole or in part, with any applicable law. In all cases, assuming the satisfaction or waiver of all conditions to the Offer, payment by the Depositary to Holders of the Notes Tender Offer Consideration, will be made only after timely receipt by the Depositary of (i) certificates representing such Notes or timely confirmation of a book-entry transfer of such Notes into the Depositary’s account at DTC pursuant to the procedures set forth under “Procedures for Tendering Notes,” (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or a properly transmitted Agent’s Message, in the case of tenders through ATOP and (iii) any other documents required by the Letter of Transmittal, as applicable.
          For purposes of the Offer, validly tendered Notes (or defectively tendered Notes for which the Company has waived such defect) will be deemed to have been accepted for payment by the Company if, as and when the Company gives oral or written notice thereof to the Depositary.
          If any tendered Notes are not purchased pursuant to the Offer for any reason, or certificates are submitted evidencing more Notes than are tendered, such Notes not purchased will be returned, without expense, to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered) unless otherwise requested by such Holder under “Special Delivery Instructions” in the Letter of Transmittal, promptly following the Offer Expiration Date or termination of the Offer.
PROCEDURES FOR TENDERING NOTES
          Holders will not be eligible to receive the Notes Tender Offer Consideration unless they tender their Notes pursuant to the Offer on or prior to the Offer Expiration Date. Notes may only be tendered in denominations of $1,000 principal amount and integral multiples thereof.
          The method of delivery of Notes and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the person tendering Notes and Letters of Transmittal and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested and that the mailing be made sufficiently in advance of the Offer Expiration Date to permit delivery to the Depositary on or prior to such date.
          Tender of Notes. The tender by a Holder of Notes (and subsequent acceptance of such tender by the Company) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal.
          The procedures by which Notes may be tendered by beneficial owners who are not registered Holders will depend upon the manner in which such Notes are held.
          Tender of Notes Held Through a Custodian. Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes should contact its nominee promptly and instruct such nominee to tender Notes on such beneficial owner’s behalf.
          Tender of Notes Held Through DTC. To tender Notes that are held through DTC, DTC participants should electronically transmit their acceptance through ATOP (and thereby tender Notes), for which the transaction will be eligible. Upon receipt of such participant’s acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent’s Message to the Depositary for its acceptance. Delivery of tendered Notes must be made to the Depositary pursuant to the book-entry delivery procedures set forth below.
          Except as provided below, unless the Notes being tendered are deposited with the Depositary on or prior to the Offer Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal or a properly transmitted Agent’s Message), the Company may, at its option, treat such tender as defective for purposes of the right to receive the Notes Tender Offer Consideration. Payment for the Notes will be made only against deposit of the tendered Notes and delivery of any other required documents.
          Book-Entry Delivery Procedures. The Depositary will establish accounts with respect to the Notes at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Notes may be effected through book-entry transfer into the Depositary’s account at DTC, an Agent’s Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one or more of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Offer Expiration Date in connection with the tender of such Notes. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary’s account at DTC as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.” The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each participant in DTC tendering the Notes that such participants have received the Letter of Transmittal and agree to be bound by the terms of the Letter of Transmittal and the Company may enforce such agreement against such participants.
          Tender of Notes Held in Physical Form. As of February 5, 2008, the Company believes that there were no Notes held in physical form by any Holder (other than DTC). If any Holder has subsequently acquired physical certificates, the Holder should follow the instructions in this section. To tender Notes held in physical form, a properly completed Letter of Transmittal (or a facsimile thereof) duly executed by the Holder of such Notes, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and certificates representing such Notes must be received by the Depositary at such address on or prior to the Offer Expiration Date. A tender of Notes may also be effected through depositing Notes with DTC and making book-entry delivery as described above. Letters of Transmittal and Notes should be sent only to the Depositary and should not be sent to the Company.
          If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal, then, in order to tender such Notes pursuant to the Offer, the Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name or names of such Holder or Holders appear on the Notes, with the signature(s) on the Notes or instrument of transfer guaranteed as provided below.
          Mutilated, Lost, Stolen or Destroyed Certificates. If a Holder desires to tender Notes, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, such Holder should contact the Depositary to receive information about the procedures for obtaining replacement certificates for Notes.

          Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each a “Medallion Signature Guarantor”), unless the Notes tendered thereby are tendered and delivered (i) by a registered Holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed either or both of the boxes entitled “Special Payment Instructions” or “Special Delivery Instructions” on the Letter of Transmittal, or (ii) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal. If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered Holder, then the signature on the Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above. See Instructions 1 and 6 of the Letter of Transmittal.
          Notwithstanding any other provision hereof, payment of the Notes Tender Offer Consideration for Notes tendered and accepted for payment pursuant to the Offer will, in all cases, be made only after receipt by the Depositary of the tendered Notes (or Book-Entry Confirmation of the transfer of such Notes into the Depositary’s account at DTC as described above), and a Letter of Transmittal (or facsimile thereof) with respect to such Notes, properly completed and duly executed, with any signature guarantees and any other documents required by the Letter of Transmittal, or a properly transmitted Agent’s Message.
          Backup U.S. Federal Income Tax Withholding. To prevent backup U.S. federal income tax withholding, a tendering Holder of Notes must (i) provide the Depositary with such Holder’s correct taxpayer identification number and certify that such Holder is not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or (ii) otherwise establish a basis for exemption from backup withholding. See “Certain United States Federal Income Tax Consequences.”
          Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes pursuant to any of the procedures described above will be determined by the Company in the Company’s sole discretion (whose determination shall be final and binding). The Company expressly reserves the absolute right, in its sole discretion, subject to applicable law, to reject any or all tenders of any Notes determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Notes may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, subject to applicable law, to waive or amend any of the conditions of the Offer or to waive any defect or irregularity in any tender with respect to Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. None of the Company, the Depositary, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the Notes Tender Offer Consideration.
WITHDRAWAL OF TENDERS
          Tenders of Notes may be withdrawn at any time on or prior to the Offer Expiration Date.
          If the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will disseminate additional Offer materials and extend such Offer to the extent required by law. In addition, subject to applicable law, the Company may, if it deems appropriate, extend the Offer for any other reason.
          For a withdrawal of tendered Notes, a written or facsimile transmission notice of withdrawal must be received by the Depositary on or prior to the Offer Expiration Date. Any such notice of withdrawal must (i) specify the name of the person who tendered the Notes to be withdrawn, (ii) contain the description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes and (iii) be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal or Agent’s Message by which such Notes were tendered (including any required signature guarantees), or be accompanied by (x) documents of transfer sufficient to have the Trustee register the transfer of the Notes into the name of the person withdrawing such Notes and (y) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such Holder. If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon receipt by the Depositary of written or facsimile notice of such withdrawal even if physical release of such Notes is not yet effected.

          Any permitted withdrawal of Notes may not be rescinded. Any Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer, provided, however, that withdrawn Notes may be re-tendered by again following one of the appropriate procedures described herein at any time on or prior to the Offer Expiration Date.
          If the Company extends the Offer or is delayed in its acceptance for purchase of Notes or is unable to purchase Notes pursuant to the Offer for any reason, then, without prejudice to the Company’s rights hereunder, tendered Notes may be retained by the Depositary on behalf of the Company and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer), except as otherwise provided in this section.
          All questions as to the validity, form and eligibility (including time of receipt) of notices of will be determined by the Company, in the Company’s sole discretion (whose determination shall be final and binding). None of the Company, the Depositary, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
          To ensure compliance with Internal Revenue Service Circular 230, Holders are hereby notified that any discussion of tax matters set forth in this Offer to Purchase was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding tax-related penalties under federal, state, or local tax law. Each Holder should seek advice based on its particular circumstances from an independent tax advisor.
          The following is a general discussion of the material U.S. federal income tax consequences of the Offer to certain Holders. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation which may be relevant to particular Holders in light of their individual circumstances or to certain types of Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, persons that hold Notes as part of a “straddle,” a “hedge,” a “conversion transaction,” a “synthetic security” or other integrated investment, persons that acquire Notes in connection with employment or other performance of services, persons that have a functional currency other than the U.S. dollar, persons subject to the alternative minimum tax, and persons who have ceased to be U.S. citizens or to be taxed as resident aliens), nor does it address state, local or foreign tax considerations or U.S. federal tax considerations other than income taxation. This summary assumes that Holders have held their Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).
          If a partnership holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Any partners of a partnership holding the Notes are urged to consult their tax advisors. This disclosure does not address the tax treatment of partnerships or persons who hold their Notes through a partnership or other pass-through entity.
          This summary is based on the Code and applicable Treasury regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the Offer.
          For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Notes that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States, including but not limited to an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the U.S. federal income tax laws; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person.
          The term “Non-U.S. Holder” means a beneficial owner of Notes that, for U.S. federal income tax purposes, is or is treated as an individual, corporation, trust or estate and is not a U.S. Holder.

          THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE TENDER OF NOTES PURSUANT TO THE OFFER.
Certain U.S. Federal Income Tax Consequences to U.S. Holders that Tender Notes Pursuant to the Tender Offers
          Sale of a Note. The receipt of cash by a U.S. Holder in exchange for a Note pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder will generally recognize gain or loss in an amount equal to the difference between (i) the Notes Tender Offer Consideration and (ii) the U.S. Holder’s adjusted tax basis in the Note. Subject to the market discount rules discussed below, such gain or loss will generally be a capital gain or loss. Generally, a U.S. Holder’s adjusted tax basis for a Note will be equal to the amount paid for the Note, increased, if a holder has made an election to include market discount in income as it accrues, by any market discount previously included in the U.S. Holder’s income, and decreased (but not below zero) by any cash payments on the Note other than payments of stated interest and by any amortized premium in respect of the Note which has been previously taken into account. Except as described below regarding market discount, such capital gain or loss will be a long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of such sale. Non-corporate taxpayers are generally subject to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to certain limitations. Amounts received by a U.S. Holder in respect of accrued and unpaid interest on a Note will generally be taxed as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in income.
          Market Discount. A Note has “market discount” if its stated redemption price at maturity exceeds its tax basis in the hands of a U.S. Holder immediately after its acquisition, unless a statutorily defined de minimis exception applies. Gain recognized by a U.S. Holder with respect to a Note acquired with market discount will generally be subject to tax as ordinary income to the extent of the market discount accrued during the period the Note was held by such U.S. Holder. This rule will not apply to a U.S. Holder who previously had elected to include market discount in income as it accrued for U.S. federal income tax purposes.
          Backup Withholding and Information Reporting. A U.S. Holder whose Notes are tendered and accepted for payment by the Company pursuant to the Offer will be subject to certain information reporting requirements (unless the Holder is a corporation or other exempt person). In addition, a U.S. Holder may be subject to backup withholding at the applicable rate of 28% with respect to the receipt of cash in exchange for a Note unless the U.S. Holder provides the Company with a correct taxpayer identification number (“TIN”) and certifies that the U.S. Holder is a U.S. person, the TIN is correct (or that the U.S. Holder is awaiting a TIN) and the U.S. Holder either (a) is exempt from backup withholding, (b) has not been informed by the IRS that backup withholding is required due to underreporting of interest or dividends or (c) has been informed by the IRS that backup withholding is no longer required. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption. Backup withholding is not an additional tax. Any amount paid as backup withholding would be creditable against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the requisite information is properly provided to the IRS.
Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders that Tender Notes Pursuant to the Tender Offers
          Sale of a Note. A Non-U.S. Holder generally will not be subject to U.S. federal income tax or any withholding thereof (including on amounts received attributable to accrued but unpaid interest that has not yet been included in a Non-U.S. Holder’s income, which amounts should be treated as payments of interest, to the extent that such interest is treated as foreign source income or, to the extent that such amounts are treated as U.S. source income, provided that in the case of interest treated as U.S. source income: (1) the Non-U.S. Holder certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements; (2) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of the Company stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership; and (3) such payments are not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, are not attributable to a United States permanent establishment)), except as described under “—Backup Withholding and Information Reporting” below, on gain realized on the sale of a Note pursuant to the Offer unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met.
          Gain (or amounts received attributable to accrued but unpaid interest that has not yet been included in a Non-U.S. Holder’s income) on the Notes that is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty applies, is also attributable to a U.S. permanent establishment of the Non-U.S. Holder) will be subject to U.S. federal income tax on a net income basis at the rate applicable to U.S. persons generally (and, with respect to corporate holders, may also be subject to a 30% branch profits tax or such lower rate as may be specified by an applicable income tax treaty). Gain described in clause (ii) of the preceding paragraph generally will be subject to a 30% tax (unless reduced or eliminated by an applicable treaty).
          Backup Withholding and Information Reporting. Sales of Notes by a Non-U.S. Holder through a broker may be subject to information reporting, and may be subject to backup withholding at the applicable rate, currently 28%, unless it is determined that the seller is exempt or the seller certifies its non-U.S. status (and certain other conditions are met).
          A Non-U.S. Holder may obtain a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability of any amounts withheld under the backup withholding rules provided the required information is furnished to the IRS.
          Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.
CERTAIN BERMUDA TAX CONSIDERATIONS
          At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by the Holders in respect of the Notes. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.
THE DEPOSITARY AND INFORMATION AGENT
          D.F. King has also been appointed as Depositary for the Offer. Letters of Transmittal and all correspondence in connection with the Offer should be sent or delivered by each Holder or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Any Holder or beneficial owner that has questions concerning the procedures for tendering Notes or whose Notes have been mutilated, lost, stolen or destroyed should contact the Depositary at the addresses and telephone number set forth on the back cover of this Offer to Purchase.
          D.F. King has been appointed Information Agent for the Offer. Questions and requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Holders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
          Neither the Depositary nor the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates or the Notes contained or referred to in this Offer to Purchase or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.
FEES AND EXPENSES
          The Company will pay the Depositary and the Information Agent customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith. The Company will pay brokerage firms and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and related materials to the beneficial owners of Notes.
MISCELLANEOUS
          The Offer is being made to all Holders of the Notes. The Company is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. In those jurisdictions where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer may be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction. If the Company becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law. If, after such good faith effort, the Company cannot comply with any such law, the Offer will not be made to (nor will tenders of Notes be accepted from or on behalf of) the owners of Notes residing in any such jurisdiction.
          No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

The Depositary for the Offer is:
D. F. King & Co., Inc.
By Facsimile Transmission:
(For Eligible Institutions Only)
(212) 809-8838
Confirm Facsimile Transmission by Telephone:
(212) 493-6996
By Mail, Overnight Courier or by Hand:
48 Wall Street, 22nd Floor New York, New York 10005
Attn: Elton Bagley
          Any questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the telephone numbers and address listed below. A Holder may also contact such Holder’s broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
D. F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect:
(212) 269-5550
All Others, Call Toll Free:
(800) 290-6426